EXHIBIT 21.1

Subsidiaries of National Commerce Corporation

Name of Subsidiary	Jurisdiction of Organization
National Bank of Commerce	United States of America
CBI Holding Company, LLC	Delaware
Corporate Billing, LLC	Alabama
CBI Real Estate Holdings, LLC	Alabama
United Legacy Bank	Florida
RBCF Holdings Inc.	Florida